UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Forte Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

34962G109

(CUSIP Number)

Jacob Ma-Weaver

Cable Car Capital LLC

2261 Market Street #4307

San Francisco, California 94114

(415) 857-1965

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Funicular Funds, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,111,870
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,111,870
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,111,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

The Funicular Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,111,870
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,111,870
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,111,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Jacob Ma-Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,111,870
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,111,870
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,111,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 34962G109

Item 1.	Security and Issuer

The security to which this statement relates is the common stock, $0.001 par value (the “Shares”), of Forte Biosciences, Inc. (the “Issuer”), whose principal executive offices are located at 3060 Pegasus Park Dr., Building 6 Dallas, Texas 75247.

Item 2.	Identity and Background

(a)       This statement is being filed by Funicular Funds, LP (the “Fund”), a Delaware limited partnership, with respect to Shares beneficially owned and held of record by the Fund. The Funicular Fund, LP (“Funicular”), a Delaware limited partnership, became a feeder fund to the Fund on June 30, 2022. The General Partner of the Fund is Cable Car Capital LLC (“Cable Car”), a California limited liability company which serves as investment adviser to the Fund pursuant to a written advisory agreement. Jacob Ma-Weaver, a United States citizen, is the Managing Member of Cable Car and the ultimate individual responsible for directing the voting and disposition of shares held by the Fund.

Each of the Fund, Funicular and Mr. Ma-Weaver are referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)       The principal business address for the Reporting Persons and Cable Car is 2261 Market Street #4307, San Francisco, California 94114.

(c)       The Fund is a private investment partnership whose principal business is investing and trading in securities. Funicular is a feeder fund whose principal business is serving as a feeder fund to the Fund. Cable Car is an investment adviser registered with the state securities authority of California. Its principal business is investment management. Mr. Ma-Weaver has sole discretionary authority over the accounts of the Fund.

(d)       During the last five years, none of the Reporting Persons nor Cable Car have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons nor Cable Car have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The Shares to which this Schedule 13D relates were acquired for an aggregate purchase price of $1,412,306.58 inclusive of brokerage commissions. Funds for the purchase were obtained from the available working capital of the Fund. Although the Fund has the ability to obtain margin loans in the ordinary course of its business, no part of the purchase price was obtained on margin or through any other borrowings.

5

CUSIP No. 34962G109

Item 4.	Purpose of Transaction

In a July 5, 2022 telephone conversation, Mr. Ma-Weaver had a frank exchange of views with the Issuer’s Chairman and CEO. Among other things, Mr. Ma-Weaver requested that the Company publicly disclose additional information about its lead development candidate, including the anticipated cost of preclinical activities, so that shareholders can make their own informed assessment of its prospects. Mr. Ma-Weaver observed current depressed trading levels of the Shares, noted the possibility that the company could meaningfully advance its development program with less than all of its capital, and expressed a preference for the return of capital to shareholders.

Mr. Ma-Weaver believes that the Issuer’s Board of Directors, having determined to proceed with preclinical development, has not yet made an adequate assessment of the potential immediate value creation that could be achieved through a substantial buyback program, tender offer at a premium, or special dividend. Mr. Ma-Weaver requested, and hereby reiterates his request, that the Board of Directors evaluate, in conjunction with the Issuer’s continued development program, a tender offer or other extraordinary transaction to return $20 million (or such other amount deemed appropriate under the circumstances) and promptly report back to holders.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)       The aggregate percentage of Common Stock reported owned by the Reporting Persons is based on 14,761,261 shares outstanding as of May 9, 2022, which is the total number of shares outstanding as reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022. As of the close of business on July 5, 2022, the Fund beneficially owned 1,111,870 Shares. Funicular, as a feeder fund of the Fund, may be deemed the beneficial owner of the 1,111,870 Shares owned by the Fund. Cable Car, as the General Partner of the Fund, may be deemed the beneficial owner of the 1,111,870 Shares owned by the Fund. Mr. Ma-Weaver, as the Managing Member of Cable Car, may be deemed the beneficial owner of the 1,111,870 Shares owned by the Fund.

6

CUSIP No. 34962G109

(b)       The Fund has sole voting and dispositive power over the shares reported herein.

(c)       The transactions in the Shares by the Fund and Funicular during the past sixty days are set forth in Schedule A and are incorporated herein by reference. None of Cable Car or Mr. Ma-Weaver have entered into any transactions in the Shares during the past sixty days. On July 1, 2022, subsequent to their initial purchase, the Shares referenced in the transactions set forth on Schedule A were transferred internally from Funicular to the Fund. Each Reporting Person and Cable Car disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Funicular wrote American-style put options referencing an aggregate of 1,000,000 Shares, which have an exercise price of $1.25 per Share and expire on July 15, 2022.

Item 7.	Material to Be Filed as Exhibits

None.

7

CUSIP No. 34962G109

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2022

Funicular Funds, LP

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member of the General Partner

The Funicular Fund, LP

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member of the General Partner

/s/ Jacob Ma-Weaver
Jacob Ma-Weaver

8

CUSIP No. 34962G109

SCHEDULE A

TRANSACTIONS IN SECURITIES OF THE ISSUER
DURING THE PAST 60 DAYS

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	100,000	1.0885	05/24/2022
Sale of July 2022 Put Option ($1.25 Strike Price)[1]	(1,000,000)	0.1997	05/24/2022
Purchase of Common Stock	100,000	1.1734	05/25/2022
Purchase of Common Stock	702,261	1.3097	06/24/2022
Purchase of Common Stock	100,029	1.2360	06/27/2022
Purchase of Common Stock	23,373	1.2785	06/28/2022
Purchase of Common Stock	31,351	1.2966	06/29/2022
Purchase of Common Stock	4,785	1.2914	06/30/2022
Purchase of Common Stock	20,801	1.2961	07/01/2022
Purchase of Common Stock	29,270	1.3344	07/05/2022

______________________________

1 Represents shares underlying American-style put options sold in the over-the-counter market with an expiration date of July 15, 2022.